EXHIBIT 99.1

Vicinity Motor Corp. Receives $3.5 Million Order for Eight Vicinity™ Classic Buses to First Transit

Company’s Legacy Diesel Product Line Maintains Clear Market Leadership for Conventional Transit Buses in North America

VANCOUVER, BC – January 6, 2022 - Vicinity Motor Corp. (NASDAQ:VEV) (TSXV:VMC) (FRA:6LGA) (“Vicinity” or the “Company”), a North American supplier of commercial electric vehicles, today announced the receipt of a new CAD $3.5 million purchase order from North American Private Transit Operator First Transit for eight (8) Vicinity™ Classic buses.

Per the terms of the supply agreement, First Transit has ordered eight of the Company’s 35-foot Clean-Diesel Vicinity™ Classic buses for delivery in 2022. The Vicinity buses will service the city of Yellowknife, Canada.

“Our Vicinity™ Classic buses continue to prove their popularity within the North American transit market as we continue to attract exciting orders from our continent-wide base of satisfied customers,” said William Trainer, Founder and Chief Executive Officer of Vicinity Motor Corp. “Our ability to grow alongside our customers and fulfill many of their transit needs as a one-stop-shop is invaluable, particularly as many transit authorities begin to evaluate electric vehicles to supplement or replace their conventional diesel fleets in service today.

“I look forward to working closely with the team at First Transit to deliver these vehicles by end-of-year. Our goal is to improve the quality of public transit to the citizens of Yellowknife while concurrently reducing operating costs for transit operators – thereby creating sustainable value not only for our shareholders, but for all stakeholders,” concluded Trainer.

About First Transit

First Transit, Inc. has more than 60 years of experience and is the largest private-sector provider of mobility solutions in North America, moving more than 300 million passengers annually. First Transit, Inc. provides operation, management and consulting for more than 300 locations in 39 states, Canada and Puerto Rico for transit authorities, state departments of transportation, municipalities, airports, universities and private companies. First Transit employs more than 19,000 dedicated transit professionals. For additional information, please visit FirstTransit.com. To see how First Transit is leading the way in shared autonomous vehicle (SAV) initiatives, please visit FirstAV.com.

About Vicinity Motor Corp.

Vicinity Motor Corp. (NASDAQ:VEV) (TSXV:VMC) (FRA:6LGA) is a North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a dealer network and close relationships with world-class manufacturing partners to supply its flagship electric, CNG and clean-diesel Vicinity buses, the VMC 1200 electric truck and a VMC Optimal-EV shuttle bus. In addition, the Company sells its proprietary electric chassis alongside J.B. Poindexter business unit EAVX, the Company’s strategic partner, for upfitting into next-generation delivery vehicles. For more information, please visit www.vicinitymotorcorp.com.

Company Contact:
John LaGourgue
VP Corporate Development
604-288-8043
IR@grandewest.com

Investor Relations Contact:
Lucas Zimmerman or Mark Schwalenberg, CFA
MZ Group - MZ North America
949-259-4987
VMC@mzgroup.us
www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated future sales growth, the success of Vicinity’s operational strategies, the timing of the completion of the vehicle assembly facility in the State of Washington, the effect of the COVID-19 pandemic, related government-imposed restrictions on operations, the success of Vicinity’s strategic partnerships; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.